Exhibit 99.1

12 July 2021

Tremor International Ltd

(“Tremor” or the “Group”)

Grant of RSUs and PSUs

Tremor International Ltd (AIM/NASDAQ: TRMR), a global company offering an end to end software advertising platform, announces that, as previously disclosed on 30 April 2021, effective upon completion of the Company’s dual listing on Nasdaq on 22 June 2021, Tremor granted restricted share units (“RSUs”) and performance share units (“PSUs”) to Ofer Druker, Yaniv Carmi and Sagi Niri, in the amounts and subject to the terms approved by the shareholders on 30 April 2021 and as disclosed in the resolutions within the Notice of EGM, dated 26 March 2021. The RSUs and PSUs granted upon completion of the U.S. dual listing are detailed below.

	RSUs	PSUs
Ofer Druker	2,625,000	1,125,000
Yaniv Carmi	1,155,000	495,000
Sagi Niri	945,000	405,000
Total	4,725,000	2,025,000

The RSUs will vest gradually over a period of three years, with 8.33% of each such grant vesting each quarter, subject to the executive continuing to be employed by the group on the applicable vesting date. The PSUs will vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) the executive continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the Compensation Committee.

For further information or enquiries please contact:

Tremor International Ltd	Tel: +972 3 545 3900

Chris Stibbs, Non-Executive Chairman
Sagi Niri, Chief Financial Officer

finnCap Ltd	Tel: +44 20 7220 0500
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)

Stifel Nicolaus Europe Limited	Tel: +44 20 7710 7600
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short

Vigo Communications	Tel: +44 20 7390 0230
Jeremy Garcia
Antonia Pollock
Charlie Neish

About Tremor International

Tremor International Ltd is a global leader in advertising technologies, it has three core capabilities: Video, Data and CTV, and our unique approach is centred on offering a full stack end-to-end solution which provides the Company with a major advantage in the marketplace.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video is one of the largest and most innovative video advertising companies in North America and globally, with offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its highly ranked programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with the world’s biggest advertisers and privileged access to News Corp inventory. Unruly works with 95% of the AdAge 100 and 82% of video views are delivered across Comscore 1,000 sites.

Tremor International Ltd is headquartered in Israel and maintains offices throughout the US and Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and on the Nasdaq Global Market (NASDAQ:TRMR).

1.	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Ofer Druker

2.	Reason for the Notification

a)	Position/status	Chief Executive Officer

b)	Initial notification/Amendment	Initial

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Tremor International Ltd

b)	LEI	213800ZNSR7AIJZ2J557

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the Financial instrument, type of instrument	RSUs and PSUs over Ordinary Shares

	Identification code	IL0011320343

b)	Nature of the transaction	Grant of RSUs and PSUs

c)	Price(s) and volume(s)
		Price(s)	Volume(s)

		N/A	3,750,000

d)	Aggregated information:

	• Aggregated volume	As in 4c)
• Price

e)	Date of the transaction	22 June 2021

f)	Place of the transaction	London AIM

1.	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Yaniv Carmi

2.	Reason for the Notification

a)	Position/status	Chief Operating Officer

b)	Initial notification/Amendment	Initial

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Tremor International Ltd

b)	LEI	213800ZNSR7AIJZ2J557

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the Financial instrument, type of instrument	RSUs and PSUs over Ordinary Shares

	Identification code	IL0011320343

b)	Nature of the transaction	Grant of RSUs and PSUs

c)	Price(s) and volume(s)
		Price(s)	Volume(s)

		N/A	1,650,000

d)	Aggregated information:

	• Aggregated volume	As in 4c)
• Price

e)	Date of the transaction	22 June 2021

f)	Place of the transaction	London AIM

1.	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Sagi Niri

2.	Reason for the Notification

a)	Position/status	Chief Financial Officer

b)	Initial notification/Amendment	Initial

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Tremor International Ltd

b)	LEI	213800ZNSR7AIJZ2J557

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the Financial instrument, type of instrument	RSUs and PSUs over Ordinary Shares

	Identification code	IL0011320343

b)	Nature of the transaction	Grant of RSUs and PSUs

c)	Price(s) and volume(s)
		Price(s)	Volume(s)

		N/A	1,350,000

d)	Aggregated information:

	• Aggregated volume	As in 4c)
• Price

e)	Date of the transaction	22 June 2021

f)	Place of the transaction	London AIM